HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

October 25, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention:  Paul Fischer

Re:

Heat Biologics, Inc.

Registration Statement on Form S-1

Filed October 4, 2019

File No. 333-234105

Dear Mr. Fischer:

Thank you for your letter dated October 16, 2019 regarding Heat Biologics, Inc. (the “Company”).  In order to assist you in your review of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and related exhibits, on behalf of the Company, we hereby submit this letter responding to the comment in the letter along with Amendment No. 1 to the Registration Statement.  For your convenience, we have set forth below the staff’s numbered comment in its entirety followed by our response thereto in bold font.

Description of Our Securities, page 35

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suites brought to enforce any duty or liability created the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suites brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act,

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW

Securities and Exchange Commission

October 25, 2019

please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:  On October 17, 2019, the Company’s Board of Directors amended and restated the Company’s bylaws to, among other things, specifically provide that the forum selection bylaw (Section 8.9 of the amended and restated bylaws) does not apply to claims arising under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive  federal or concurrent federal and state jurisdiction. The Company’s amended and restated bylaws were effective immediately upon adoption and were filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on October 18, 2019. The Registration Statement has been amended to reflect the amendment to the Company’s bylaws.

* * *

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow